STATEMENT OF FINANCIAL CONDITION

Perella Weinberg Partners LP
December 31, 2016
With Report of Independent Registered Public Accounting
Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Perella Weinberg Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
767 Fifth Avenue
(No. and Street)

NEW YORK,	**NY**	**10153**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexandra Pruner, Chief Financial Officer **(212) 287-3191**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **Alexandra Pruner** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Perella Weinberg Partners. LP** _____, as of _____ **December 31,** _____, 20 **16** _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Chief Financial Officer
Title



Notary Public



ANA HARRISON
My Commission Expires
August 22, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2016

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The General Partner of
Perella Weinberg Partners LP

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2016. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perella Weinberg Partners LP at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2017

1

A member firm of Ernst & Young Global Limited

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2016

Assets

Cash	$102,929,523
Financial advisory fees receivable (net of allowance for doubtful accounts of $3,600,000)	11,572,538
Rebillable expenses receivable (net of allowance for doubtful accounts of $56,855)	599,202
Fixed assets (net of accumulated depreciation and amortization of $3,498,092)	5,298,686
Prepaid expenses and other assets	2,775,355
Total assets	$123,175,304

Liabilities and Partners' capital

Accrued employee compensation and benefits	$ 55,775,203
Administrative fee payable	2,404,586
Due to affiliates	24,173,468
Deferred revenue	849,865
Deferred rent	179,737
Unincorporated business tax payable	90,000
Accounts payable and accrued liabilities	2,645,099
Total liabilities	86,117,958
Partners' capital	37,057,346
Total liabilities and Partners' capital	$123,175,304

The accompanying notes are an integral part of this Statement of Financial Condition.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition

December 31, 2016

1. Organization

Perella Weinberg Partners LP (the "Partnership") registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer on May 12, 2006. Its membership with the Financial Industry Regulatory Authority ("FINRA") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group"), a Delaware limited partnership, is the parent of the Partnership and the sole limited partner. In accordance with the Limited Partnership Agreement, as amended (the "Agreement"), the Partnership shall continue to exist until dissolution.

PadCo GP LLC, a Delaware limited liability company, is the general partner of the Partnership (the "General Partner"). The General Partner is wholly owned by PWP Group.

PWP Group is wholly owned and controlled by NoCo A L.P. ("NoCo A"). Effective November 30, 2016, NoCo A, together with certain other entities entered into a business combination (the "Business Combination") with Tudor, Pickering, Holt & Co., LLC, ("TPH"). As part of the Business Combination, PWP Holdings LP, a Delaware limited partnership was formed, whereas the assets and liabilities of TPH along with its wholly owned subsidiaries, were contributed to PWP Holdings LP in exchange for a percentage of PWP Holdings LP's equity interests. The Business Combination was structured in such a way that PWP Holdings LP is the new parent company of PWP Group. Under the new structure, PWP Group is the parent of both the Partnership as well as TPH's subsidiaries. Management did not elect to apply push-down accounting. As a result, there has been no change to the carry amounts of assets and liabilities as a result of the Business Combination.

The Partnership provides financial advisory services and from time to time may enter into underwriting commitments in which it will participate as an underwriter within a syndicate. For the year ended December 31, 2016, the Partnership had no such underwriting commitments. The Partnership does not hold securities accounts for customers or trade in securities for its own account.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and

2. Summary of Significant Accounting Policies (continued)

Use of Estimates (continued)

accompanying notes. The General Partner believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash

Cash consists of cash held at banks. The Partnership defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase. As of December 31, 2016, the Partnership did not hold any cash equivalents.

Revenue Recognition

The Partnership provides merger-and-acquisition, private placement and financial advisory services. The Partnership recognizes advisory fees as services are performed, the transactions are substantially completed, the fees are determinable and collection is reasonably assured. Financial advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events (as defined in the respective engagement letters) that are recognized when the transaction is substantially completed, under the terms of each assignment; (ii) retainer fees that are recognized monthly or quarterly; (iii) discretionary transaction fees that are recognized when services are substantially completed and the client has confirmed that a discretionary fee will be paid; and (iv) up-front fees that are recognized ratably over the expected engagement.

Financial advisory fees, underwriting fees, rebillable expense income, interest/dividend income, and other income and related expenses are recorded on an accrual basis. Rebillable expense income refers to expenses incurred in connection with transacting advisory services that are rebilled to clients.

Financial Advisory Fees Receivable, Deferred Revenue and the Allowance for Doubtful Accounts

Financial advisory fees receivable are comprised of amounts invoiced to clients plus accrued revenue, which is earned but unbilled at the balance sheet date. Deferred revenue represents the amounts billed to clients in advance but not yet earned.

2. Summary of Significant Accounting Policies (continued)

Financial Advisory Fees Receivable, Deferred Revenue and the Allowance for Doubtful Accounts (continued)

The allowance for doubtful accounts is recorded based upon the amount the Partnership does not expect to collect. It is estimated based on a number of factors, including the clients' ability to meet their financial obligations, as well as general factors such as the length of time the receivables are past due and historical collection experience. At December 31, 2016, the allowance for doubtful accounts is $3.6 million.

Fixed Assets

Fixed assets include furniture, equipment, leasehold improvements and software development costs. Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation of fixed assets begins once the asset is placed into service. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease. Software development costs are amortized over three years.

Recent Accounting Pronouncements

Revenue Recognition – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-9 updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). ASU 2014-9 also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. Subsequent related updates provide clarification on certain revenue recognition guidance in the new standard. The standard is effective for interim and annual periods beginning after December 15, 2017 and early adoption is permitted for interim and annual periods beginning after December 15, 2016. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Revenue Recognition – Revenue from Contracts with Customers

The Partnership plans to adopt the revenue recognition guidance in the first quarter of 2018. The Partnership's implementation efforts include the identification of revenue within the guidance and the review of the customer contracts to determine the Partnership's performance obligations and the associated timing of each performance obligation. The Partnership is reviewing certain revenues to determine whether they should be presented as revenue or as a reduction of expense. The Partnership does not expect a material impact to the timing of revenue recognition; however, the Partnership's implementation effort to assess the impact of the standard is still in process.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02") to increase transparency and comparability among organizations. Under the new standard, an entity will be required to recognize all lease assets and liabilities on its balance sheet and disclose key information about leasing arrangements. In addition, the new standard offers specific accounting guidance for a lessee, a lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. This new standard will be effective for the Partnership in fiscal years beginning after December 31, 2019. The Partnership is evaluating the impact of adoption on its financial statement.

3. Related-Party Transactions

PWP Group provides certain services to the Partnership on an on-going basis. Such services include rent and occupancy, fixed assets, and technology equipment. These expenses are allocated to the Partnership based on PWP Group's allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent.

PWP Group and its affiliates also charge the Partnership a fee for administrative support services provided to the Partnership that is primarily determined by the compensation of individuals in support functions. At December 31, 2016, the Partnership had approximately $2.4 million payable to PWP Group and its affiliates related to administrative support services. These amounts are represented as administrative fee payable on the Statement of Financial Condition.

3. Related-Party Transactions (continued)

The Partnership and its foreign affiliates provide global financial advisory services. PWP Group and its affiliates apply a global transfer pricing policy ("Transfer Pricing") in which revenue is shared among related entities based on a "residual profit split method". Under this method, each affiliate receives revenue to cover the costs of its employees, as well as routine research and back office support services. Any residual profits are then shared based on each affiliate's relative non-routine contributions. Transfer Pricing is evaluated on an annual basis. At December 31, 2016, the Partnership had approximately $22.9 million payable to a foreign affiliate for revenue as determined by Transfer Pricing. In addition, the Partnership had approximately $1.3 million payable to a foreign affiliate for certain expenses incurred on the Partnership's behalf but paid by the foreign affiliate in the normal course of business.

From time to time, the Partnership may pay and be reimbursed for certain expenses on behalf of its affiliated entities during the normal course of business.

4. Income Taxes

Unincorporated Business Tax

The Partnership is treated as a partnership for U.S. federal and New York State income tax purposes. No income tax provision has been made in the Statement of Financial Condition since the Partnership is not subject to U.S. federal or New York State income taxes. The limited partner is liable for taxes on its distributable share of the Partnership's taxable income or loss. However, the Partnership is subject to New York City unincorporated business tax ("UBT"). At December 31, 2016, the UBT payable is $90,000.

Uncertain Tax Positions

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense in the current year. The Partnership has evaluated its tax positions and has concluded that there are no significant tax positions requiring recognition, measurement or disclosure in the Statement of Financial Condition.

5. Net Capital Requirements

The Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Partnership computes its net capital requirement under the alternative net capital computation method. Under this method, the Partnership is required to maintain net capital in excess of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, Sec. 240.15c3-3a). Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2016, the Partnership had net capital of approximately $16.8 million, which was approximately $16.6 million in excess of required minimum net capital of $250,000.

The Partnership must also maintain a minimum net capital as determined by FINRA rules and provide insurance covering any and all acts of the Partnership's employees, agents and partners of at least $500,000 during the term of the agreement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers, and accordingly, is exempt from the Customer Protection Rule (Rule 15c3-3).

6. Partners' Capital

Profits and losses are allocated in accordance with the Partners' respective percentage interests, as defined in the Agreement. The Partners' capital as of December 31, 2016 is solely that of PWP Group. Distributions may be made in such amounts as may be determined by the General Partner, in its sole discretion.

7. Employee Benefits

The Partnership participates in PWP Group's defined contribution plan covering substantially all employees who qualify as to age, the number of hours contemplated in their employment agreement, and employment date, as well as interns and part-time employees who exceed 1,000 hours of employment in a calendar year. The Partnership makes a safe harbor non-elective contribution of 3% of the participant's eligible compensation per calendar year. The Partnership also contributes a discretionary profit sharing of 3% of eligible compensation for participants

7. Employee Benefits (continued)

employed on December 31 of each year. Partners are not eligible for the discretionary profit share. The combined safe harbor non-elective contribution and discretionary profit sharing will not exceed $10,000 per participant, except when required to satisfy certain thresholds for non-highly compensated employees. In 2016, participants could contribute up to a maximum of $18,000 with an additional contribution up to $6,000 for employees 50 years of age and older.

8. Commitments and Contingencies

For the year ended December 31, 2016, future minimum lease payments under an operating lease consist of the following:

	Minimum Payments
Year ending:	
2017	$ 408,665
2018	416,198
2019	316,386
	$ 1,141,249

The lease is subject to an escalation clause covering operating expenses and real estate taxes. The lease contains a renewal option to extend the term for an additional period of five years following the current termination date.

In the normal course of its operations, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

9. Fixed Assets

Fixed assets, net of accumulated amortization and depreciation at December 31, 2016, are as follows:

	Furniture	Equipment	Leasehold improvements	Software	Total
Cost					
At January 1, 2016	$ 279,144	$ 3,608,279	$ 341,120	$ 744,134	$ 4,972,677
Disposals	-	(456,751)	-	(86,421)	(543,172)
Additions	-	2,473,061	-	1,894,212	4,367,273
At December 31, 2016	279,144	5,624,589	341,120	2,551,925	8,796,778
Accumulated depreciation					-
At January 1, 2016	(180,210)	(1,580,079)	(165,394)	(684,124)	(2,609,807)
Disposals	-	437,795	-	86,421	524,216
Charge for the year	(48,311)	(912,766)	(49,135)	(402,289)	(1,412,501)
At December 31, 2016	(228,521)	(2,055,050)	(214,529)	(999,992)	(3,498,092)
Net book value	$ 50,623	$ 3,569,539	$ 126,591	$ 1,551,933	$ 5,298,686

10. Concentration of Credit Risk

At December 31, 2016, the Partnership's cash was held at one major financial institution with its account being insured up to $250,000 by the Federal Deposit Insurance Corporation. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

Financial advisory fees receivable represent amounts due from clients that are from various industry and geographic backgrounds. At December 31, 2016, approximately $9.6 million of financial advisory fees receivable is concentrated with four clients (all of which was received through the date of issuance of these financial statements). In the event that clients do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership's policy is to monitor the credit standing of each client with which it conducts business.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition (continued)

December 31, 2016

11. Subsequent Events

Through February 24, 2017, the Partnership collected approximately $11.0 million of the financial advisory fees and rebillable expenses which were outstanding as of December 31, 2016.

In January 2017, the Partnership paid approximately $42.4 million of bonuses, which are included in accrued compensation and benefits on the Statement of Financial Condition.

The Partnership has evaluated subsequent events through February 24, 2017, which is the date its financial statements were available for issuance.